BC FORM 53-901F
(Previously Form 27)
SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

1.   Reporting Issuer

     Silver Standard Resources Inc.
     #1180 — 999 West Hastings Street
     Vancouver, B.C. V6C 2W2

2.   Date of Material Change

      February 23, 2004

3.   Press Release

     A news release was issued in Vancouver, B.C. on February 23, 2004.

4.  Summary of Material Change

Silver Standard Resources Inc. is pleased to report results from all of the remaining Phase III drill holes at its wholly-owned La Pitarrilla project located approximately 150 kilometers north of Durango in west central Mexico. The 14 infill and extension holes reported here all intersected silver mineralization in the Cordon Colorado zone, several with vertical thicknesses exceeding 60 meters (~ 200 feet). Cordon Colorado is one of three known zones of silver mineralization at La Pitarrilla.

5.  Full Description of Material Changes

      See attached news release 04-05.

6.  Reliance on Section 85(2) of the Act

      N/A

7.  Omitted Information

      NIL

8.  Senior Officers

      Names:  R.A. Quartermain, President and Director
                    Linda J. Sue, Corporate Secretary

     Business Tel.: (604) 689-3846

9.  Statement of Senior Officer

      The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 23rd day of February, 2004

/s/ Linda J. Sue
_________________________________
Linda J. Sue, Corporate Secretary

February 23, 2004	Trading Symbols:
News Release 04-05	Nasdaq SmallCap: SSRI
TSX Venture: SSO
Berlin: 848840

SILVER STANDARD EXPANDS CORDON COLORADO AND INTERSECTS NEW ZONE
AT LA PITARRILLA IN MEXICO

Vancouver, B.C. — Silver Standard Resources Inc. is pleased to report results from all of the remaining Phase III drill holes at its wholly-owned La Pitarrilla project located approximately 150 kilometers north of Durango in west central Mexico. The 14 infill and extension holes reported here all intersected silver mineralization in the Cordon Colorado zone, several with vertical thicknesses exceeding 60 meters (~ 200 feet). Cordon Colorado is one of three known zones of silver mineralization at La Pitarrilla.

This third phase of drilling had two objectives: (1) infill drilling within Cordon Colorado for purposes of resource calculation; and (2) drilling to extend the zone to the southeast and the west. Infill drilling, comprised of holes BP-44 through BP-51, intersected significant intervals with grades increasing to the southwest. Values ranged from 47.9 grams of silver per tonne over 30.5 meters (1.4 ounces of silver per ton over 100.1 feet) in BP-45 at the northeast end of the fence to 169.9 grams of silver per tonne over 63.0 meters (5.0 ounces of silver per ton over 206.7 feet) in BP-51 located to the southwest, close to an inferred fault zone.

Four holes (BP-40 through BP-43) tested the southeast extension of Cordon Colorado and were successful in extending an area of higher grade silver mineralization. The best hole was BP-43 which intersected 172.0 grams of silver per tonne over 57.9 meters (5.0 ounces of silver per ton over 190.0 feet), including 273.4 grams of silver per tonne over 31.5 meters (8.0 ounces of silver per ton over 103.3 feet). Based on results from BP-40, the mineralization at Cordon Colorado appears to reduce in thickness to the southeast.

Two holes (BP-38 and BP-39) tested an area known as the West Zone southwest of the inferred fault and Cordon Colorado, and both holes intersected silver mineralization. BP-38 intersected 70.9 grams of silver per tonne over 35.6 meters (2.1 ounces of silver per ton over 116.8 feet). The presence of silver mineralization in both holes expands the potential of the property to the southwest.

Silver Standard has previously reported commencement of a Phase IV program that includes an additional 3,000 meters of reverse circulation drilling. The 24 planned holes are aimed at expanding Cordon Colorado and continued drill testing of the Peña Dyke where the company had encountered very high-grade mineralization in two holes. See Silver Standard’s news release dated February 17, 2004 for details on Peña Dyke. Phase IV work will also include road construction and trenching in a third area of silver mineralization known as Javelina Creek. This zone is located approximately two kilometres to the east of the Peña Dyke.

In other project news, drilling is underway at Silver Standard’s wholly-owned San Agustin project, also located in the state of Durango, where the target is bulk-tonnage gold-silver mineralization. Drilling results are expected from the infill drill program on the 50%-owned Manantial Espejo silver-gold project in southern Argentina and from project exploration on the 100%-owned Diablillos property in northern Argentina.

Feasibility studies are under way at Manantial Espejo under the direction of Pan American Silver Corp. as operator, and at Silver Standard’s wholly-owned Bowdens silver project in Australia.

Silver Standard Resources Inc. is a well-financed silver resource company with over $60 million in cash, excluding marketable securities. The company continues to seek resource growth through acquisitions and exploration of its own projects.

For further information, contact:

Robert A. Quartermain, President Silver Standard Resources Inc. Vancouver, B.C. (604) 689-3846	Paul LaFontaine, Director, Investor Relations Silver Standard Resources Inc. Vancouver, B.C. N.A/ toll-free: (888) 338-0046 Direct: (604) 484-8212 E-Mail:invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, contact Paul LaFontaine, director, investor relations at invest@silverstandard.com or call (888) 338-0046. The TSX Venture Exchange has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include those described in Silver Standard’s SEC Form 20F as amended.

SELECTED CORDON COLORADO DRILL RESULTS
La PITARRILLA, MEXICO, February 2004 *

Hole No.	Map Coordinates	From (in meters)	To (in meters)	Interval (in meters)	Silver Grade (in g/t)	Interval (in feet)	Silver Grade (in oz/ton)
BP-38	0656E 3007N	0.0	35.6	35.6	70.9	116.8	2.1
	incl.	17.3	26.4	9.1	103.5	29.9	3.0
BP-39	0548E 3002N	11.2	33.5	22.3	53.1	73.2	1.5
BP-40	0850E 3395N	40.6	52.8	12.2	129.2	40.0	3.8
BP-41	0650E 3359N	0.0	61.0	61.0	162.6	200.1	4.7
	incl.	0.0	34.5	34.5	234.7	113.2	6.8
BP-42	0600E 3332N	0.0	43.7	43.7	141.4	143.4	4.1
	incl.	22.4	43.7	21.3	244.2	69.9	7.1
BP-43	0660E 3332N	2.0	59.9	57.9	172.0	190.0	5.0
	incl.	3.0	34.5	31.5	273.4	103.3	8.0
BP-44	0925E 3375N	77.2	94.5	17.3	28.4	56.8	0.8
BP-45	0924E 3374N	26.4	56.9	30.5	47.9	100.1	1.4
		99.6	114.8	15.2	81.8	49.9	2.4
BP-46	0889E 3282N	0.0	58.9	58.9	47.9	193.2	1.4
		75.2	92.5	17.3	112.6	56.8	3.3
BP-47	0868E 3244N	0	109.7	109.7	84.7	359.9	2.5
BP-48	0868E 3244N	0.0	86.4	86.4	98.2	283.5	2.9
BP-49	0835E 3219N	0.0	84.3	84.3	121.9	276.6	3.6
	incl.	7.1	12.8	5.7	496.2	16.7	14.5
BP-50	0767E 3161N	8.1	78.2	70.1	131.1	230.0	3.8
BP-51	0696E 3124N	10.2	73.2	63.0	169.9	206.7	5.0
	incl.	27.4	33.5	6.1	866.8	20.0	25.3

* Kenneth C. McNaughton, M.A.Sc., P.Eng., and vice president, exploration, Silver Standard Resources Inc., is the Qualified Person (QP) responsible for the La Pitarrilla exploration program and has verified the data in the table above. All assays were submitted for preparation and analysis by ALS Chemex at its facilities in Guadalajara, Mexico (preparation) and Vancouver, B.C. (analysis). All samples were analyzed using four acid digestion with ICP finish. Samples over 100 grams were reanalyzed using four acid digestion with an ore grade AA finish. Samples over 1,000 grams were fire assayed with a gravimetric finish. One in 20 samples were duplicate assayed at BSI Inspectorate in Sparks, Nevada and selected high-grade samples were analyzed a second time for accuracy.